SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.4)*

Brocade Communications Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

111621306
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

7,706,552

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

7,706,552

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,706,552

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

14,367,038

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

14,367,038

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,367,038

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

14,367,038

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

14,367,038

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,367,038

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.001 par value (the "Common Stock"), of Brocade Communications Systems, Inc. (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors Inc. ("EICA") (collectively, the "Reporting Persons") as of November 5, 2012 and amends and supplements the Schedule 13D filed on November 4, 2011, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.Source and Amount of Funds or Other Consideration.

Elliott Working Capital	$27,933,797
Elliott International Working Capital	$54,593,644

ITEM 5.Interest in Securities of the Issuer.

(a)    Elliott individually beneficially owns 7,706,552 shares of Common Stock, which constitute 1.7% of all of the outstanding shares of Common Stock.  Elliott owns 7,671,552 of its shares of Common Stock through The Liverpool Limited Partnership ("Liverpool"), a Bermuda limited partnership, which is a wholly-owned subsidiary of Elliott.

Elliott International and EICA beneficially own an aggregate of 14,367,038 shares of Common Stock, which constitute 3.1% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 22,073,590 shares of Common Stock constituting 4.8% of all of the outstanding shares of Common Stock.

(b)    Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D (previously filed) and is expressly incorporated by reference herein.

(c)    The transactions effected by the Reporting Persons during the past sixty (60) days (other than those previously reported on this Schedule 13D) are set forth on Schedule 1 attached hereto.

(d)    No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)    On November 2, 2012, the Reporting Persons ceased to beneficially own 5% of the Issuer’s outstanding shares of Common Stock.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  November 6, 2012

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
                            Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
                            Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:  /s/ Elliot Greenberg
             Elliot Greenberg
             Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. (through The Liverpool Limited Partnership) during the past sixty (60) days (other than those previously reported on this Scheudle 13D):

Date	Security	Amount of Shs. Bought (Sold)	Approx. price ($) per Share (excl. commissions)
02-Nov-2012	Common	(35,000)	5.548800
16-Oct-2012	Common	17,500	5.649900
10-Oct-2012	Common	185	5.819700
08-Oct-2012	Common	(195,000)	6.019000
08-Oct-2012	Common	(194,998)	6.061800
05-Oct-2012	Common	(449,745)	6.081700
05-Oct-2012	Common	(213,075)	6.050400
04-Oct-2012	Common	(127,925)	6.052300
04-Oct-2012	Common	(199,845)	6.044200
03-Oct-2012	Common	(171,529)	6.007700
02-Oct-2012	Common	191	5.955400
01-Oct-2012	Common	(140,070)	5.994500
01-Oct-2012	Common	(35,002)	6.000600
28-Sep-2012	Common	(228)	6.154600
28-Sep-2012	Common	(24,394)	6.036700
27-Sep-2012	Common	(140,000)	6.021500
24-Sep-2012	Common	222	6.058400

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days (other than those previously reported on this Scheudle 13D):

Date	Security	Amount of Shs. Bought (Sold)	Approx. price ($) per Share (excl. commissions)
05-Nov-2012	Common	(77,122)	5.661700
05-Nov-2012	Common	(352,288)	5.619000
05-Nov-2012	Common	(30,000)	5.655000
02-Nov-2012	Common	(65,000)	5.548800
16-Oct-2012	Common	32,500	5.649900
10-Oct-2012	Common	344	5.819700
08-Oct-2012	Common	(105,000)	6.019000
08-Oct-2012	Common	(105,002)	6.061800
05-Oct-2012	Common	(835,240)	6.081700
05-Oct-2012	Common	(49,900)	6.050400
04-Oct-2012	Common	(237,575)	6.052300
04-Oct-2012	Common	(371,141)	6.044200
03-Oct-2012	Common	(318,554)	6.007700
02-Oct-2012	Common	357	5.955400
01-Oct-2012	Common	(260,130)	5.994500
01-Oct-2012	Common	(64,998)	6.000600
28-Sep-2012	Common	(422)	6.154600
28-Sep-2012	Common	(45,304)	6.036700
27-Sep-2012	Common	(260,000)	6.021500
24-Sep-2012	Common	412	6.058400

All of the above transactions were effected on the open market.